SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the Securities
Exchange Act of 1934 or Suspension of Duty to File reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934.
Commission File No. 333-118832-08
SEQUOIA RESIDENTIAL FUNDING, INC. (as Depositor under the Pooling and Servicing Agreement, dated April 1, 2005, providing for the issuance of the Sequoia Mortgage Trust 2005-3, Mortgage Pass-Through Certificates)
Sequoia Residential Funding, Inc.
(Exact name as specified in its charter)
One Belvedere Place
Suite 330
Mill Valley, CA 94941
(415) 389-7373
(Address, including zip code and telephone number,
including area code, of registrant’s principal executive office)
Mortgage Pass-Through Certificates, Series 2005-3
(Title of each class of securities covered by this Form)
NONE
(Titles of all other classes of securities for which a duty to file reports under section
13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii) Rule 12h-3(b)(1)(i)	[ ] [ ] [ ] [ ] [X]	Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	[ ] [ ] [ ] [ ]
     Approximate number of holders of record as of the certification or notice date:
Sixteen (16)

     Pursuant to the requirements of the Securities Exchange Act of 1934, Sequoia Residential Funding, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: June 7, 2006	SEQUOIA RESIDENTIAL FUNDING, INC.
	By:	/s/ Harold F. Zagunis
		Name:	Harold F. Zagunis
		Title:	Chief Financial Officer and Secretary